SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 1)

LAYNE CHRISTENSEN COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

521050 10 4

(CUSIP Number)

WILLIAM J. JANETSCHEK
KKR ASSOCIATES, L.P.
MARLEY G.P., INC.
C/O KOHLBERG KRAVIS ROBERTS & CO.
9 WEST 57TH STREET
NEW YORK, NEW YORK 10019
(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

PETER KERMAN
LATHAM & WATKINS
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

MAY 24, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

     KKR Associates, L.P., a New York limited partnership (“KKR Associates”), and Marley G.P., Inc., a Delaware corporation (“Marley” and, together with KKR Associates, the “Reporting Persons”), hereby amend, as set forth below, their Statement on Schedule 13D dated August 13, 1997 filed with the Securities and Exchange Commission on August 25, 1997 (the “Statement”) relating to the common stock, par value $0.01 per share, of Layne Christensen Company, a Delaware corporation (the “Company”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2. Identity and Background.

     The response to Item 2 is restated in its entirety as follows:

     This Schedule 13D is being filed jointly by the Reporting Persons. The agreement between the Reporting Persons relating to the joint filing of this Amendment No. 1 was attached as Exhibit 1 to the Statement.

     Messrs. Henry R. Kravis, George R. Roberts, Edward A. Gilhuly, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin and Scott Stuart are the general partners of KKR Associates. The principal occupation or employment of each of Messrs. Kravis and Roberts is as a managing member of KKR & Co. L.L.C. (“KKR & Co.”), which is the general partner of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), a private investment firm. The addresses of KKR & Co. and KKR are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The principal occupation or employment of each of Messrs. Gilhuly, Raether, Michelson, Greene, Golkin and Stuart is as a member of KKR & Co. The principal occupation or employment of Mr. MacDonnell is as a general partner of KKR Associates. The principal occupation or employment of Mr. Tokarz is as a member of The Tokarz Groupe LLC, a private investment firm.

     The directors of Marley are as follows: George R. Roberts and Edward A. Gilhuly. The executive officers of Marley are as follows: the President is William J. Janetschek, whose principal occupation or employment is as the Chief Financial Officer of KKR; the Treasurer is Edward A. Gilhuly, whose principal occupation or employment is as a member of KKR & Co.; and the Vice President is George R. Roberts, whose principal occupation or employment is as a managing member of KKR & Co. The stockholders of Marley are (i) certain past and present general and limited partners of KKR Associates, (ii) certain past and former employees of KKR and (iii) partnerships and trust for the benefit of the families of such partners and employees.

     The address of the principal business and principal office of each of the Reporting Persons is 9 West 57th Street, Suite 4200, New York, New York 10019. The business address of Messrs. Kravis, Raether, Golkin and Stuart is 9 West 57th Street, Suite 4200, New York, New York, 10019. The business address of Messrs. Roberts, MacDonnell, Michelson, Janetschek and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of Mr. Gilhuly is Stirling Square, 7 Carlton Gardens, London SW1Y 5AD,ENGLAND. The business address of Mr. Tokarz is 287 Bowman Avenue, Purchase, New York 10577.

     The principal business of KKR Associates is investing, directly or indirectly through partnerships or other entities, in the Company and other issuers. The principal business of Marley is investing, directly or indirectly, in securities of the Company.

     Neither of the Reporting Persons, nor, to the best of their knowledge, any of the other persons named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Persons, nor, to the best of their knowledge, any of the other persons named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject

Page 2 of 4 Pages

to, federal or state securities laws or finding any violation with respect to such laws.

     Each of Messrs. Kravis, Roberts, Gilhuly, Raether, MacDonnell, Michelson, Greene, Tokarz, Golkin, Stuart and Janetschek is a United States citizen.

Item 4. Purpose of Transaction.

     The response to Item 4 is amended as follows:

     Pursuant to Section 3(a) of the Registration Rights Agreement, dated as of November 30, 1995, by and between the Company and Marley Holdings L.P., as amended, on May 17, 2002 the Reporting Persons requested that the Company register under the Securities Act of 1933, as amended, 1,632,564 shares of Common Stock held by KKR Associates and 53,436 shares of Common Stock held by Marley (collectively, the “Shares”). Pursuant to such request, on May 24, 2002, the Company filed a Registration Statement on Form S-3 registering the sale of the Shares by the Reporting Persons.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to review continuously their equity position in the Company and, depending upon price and availability, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may decide to increase, decrease or maintain the size of their investments in the Company. Subject to these factors, the Reporting Persons currently plan to dispose of the Shares from time to time under the Registration Statement in sales in public transactions, on or off the Nasdaq National Market, or in private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to, one or any combination of the following types of transactions: (i) ordinary brokers’ transactions; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts; (iv) “at the market” or through market makers, or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives; (vii) in privately negotiated transactions; or (viii) to cover short sales.

     Except as described herein and in Item 6 of the Statement, neither of the Reporting Persons, nor to the best of their knowledge, any of the other persons named in Item 2, has any plan or proposal which relates to, or could result in any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5. Interest in Securities of the Company.

     The response to Item 5 is restated in its entirety as follows:

     KKR Associates and Marley own 2,067,000 and 53,436 shares of Common Stock, respectively. Such shares represent 17.7% and 0.5%, respectively, of the 11,707,694 shares of common stock reported by the Company to be outstanding as of May 23, 2002 (as set forth in the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 24, 2002).

     KKR Associates, acting through its general partners, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the 2,067,000 shares reported hereby. Each of Messrs. Kravis and Roberts, as general partners and members of the Executive Committee of KKR Associates, and each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin and Stuart, as general partners of KKR Associates, may be deemed to beneficially own such 2,067,000 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in Item 2 above is the beneficial owner of such 2,067,000 shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Marley has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the 53,436 shares reported hereby. George R. Roberts and Edward A. Gilhuly are each a director, executive officer and stockholder of Marley. Messrs. Roberts and Gilhuly are also general partners of KKR Associates. KKR Associates does not have the power to vote or dispose of the shares of Common Stock owned by Marley. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in Item 2 above is the beneficial owner of such 53,436 shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     The Reporting Persons may be deemed to be a group in relation to their respective investments in the Company. The Reporting Persons do not affirm the existence of a group.

     There have not been any transactions in the shares of Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Amendment No. 1.

     Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by KKR Associates and Marley, respectively.

Item 7. Materials to be Filed As Exhibits.

     1. Joint Filing Agreement, dated as of August 25, 1997 (incorporated herein by reference to Exhibit 1 of the Statement).

     2. Power of Attorney dated September 20, 1999.

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SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2002

KKR ASSOCIATES, L.P.

By: *

Name: Edward A. Gilhuly Its: General Partner

MARLEY G.P., INC.

By:	/s/ William J. Janetschek

Name: William J. Janetschek Its: President

*The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 pursuant to the Power of Attorney executed by Edward A. Gilhuly and filed with the Securities and Exchange Commission as Exhibit 2 to this Amendment No. 1.

By:	/s/ William J. Janetschek

William J. Janetschek Attorney-in-fact

Page 4 of 4 Pages

EXHIBIT LIST

1.	Joint Filing Agreement, dated as of August 25, 1997 (incorporated herein by reference to Exhibit 1 of the Statement).
2.	Power of Attorney dated September 20, 1999.